Exhibit 99.2

April 27, 2023

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Glass House Brands Inc. (the "Issuer") Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	June 23, 2023
Record Date for Notice of Meeting:	May 9, 2023
Record Date for Voting (if applicable):	May 9, 2023
Beneficial Ownership Determination Date:	May 9, 2023
Class of Securities Entitled to Vote:	Subordinate, Restricted or Limited Voting Shares
Multiple Voting Shares
ISIN:	CA3771304068
n/a
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	N/A
Notice and Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	N/A

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Glass House Brands Inc.